

Mail Stop 7010   January 16, 2009

Mr. Steven Turner
President
Valiant Healthcare, Inc.
210 North University Drive, Suite 810
Coral Springs, FL 33071

        Re: **Valiant Healthcare, Inc.**
                Form 10-12G/A filed January 16, 2009
                File No. 000-53487

Dear Mr. Turner:

      We have completed our review of your Form 10 and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713.

                                Sincerely,

                                Pamela A. Long
                                Assistant Director

cc: Lee Cassidy
        Cassidy & Associates
        1504 R. Street NW
        Washington, DC 20009